Sharps Technology, Inc.

105 Maxess Road, Ste. #124

Melville, NY 11747

June 25, 2024

Securities and Exchange Commission

100 F Street N.E.

Washington, D.C. 20549

Division of Corporation Finance

Attention: Nicholas O’Leary and Abby Adams

Re: Sharps Technology, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed June 5, 2024

File No. 001-41355

Dear Mr. O’Leary/ Ms. Adams:

As discussed on certain calls with our counsel, Sharps Technology, Inc. (the “Company”) is hereby responding to the comments on the Preliminary Proxy Statement on Schedule 14A filed on June 5, 2024 that the Company received on June 25, 2024 from the staff of the Commission (the “Staff”).

The Company hereby represents that it has no current plans, agreements or understandings to issue any securities in excess of our authorized shares or at a discount to the market that relate to Proposals 1 and 3 of our Preliminary Proxy Statement dated June 25, 2024, which has been revised to eliminate Proposal #4 filed on the date hereof.

Sincerely,

Sharps Technology, Inc.

By:	Andrew Crescenzo, CFO